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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

018680306
(CUSIP Number of Class of Securities)

Peter C. Chang
Chief Executive Officer
Alliance Fiber Optic Products, Inc.
275 Gibraltar Drive
Sunnyvale, California 94089
(408) 736-6900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:
Jorge del Calvo
Gabriella A. Lombardi
Matthew K. Desharnais
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 233-4500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Alliance Fiber Optic Products, Inc., a Delaware corporation ("AFOP" or the "Company"). The address of AFOP's principal executive offices is 275 Gibraltar Drive, Sunnyvale, California 94089 and its telephone number is (408) 736-6900.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.001 per share (the "Common Shares"), of the Company. As of the close of business on April 20, 2016, there were 15,803,585 Common Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of AFOP, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in "Item 1. Subject Company Information—Name and Address."

Tender Offer

        This Schedule 14D-9 relates to a tender offer by Apricot Merger Company, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Corning Incorporated, a New York corporation ("Corning" or "Parent"), to purchase all of the issued and outstanding Common Shares, and the related rights to purchase shares of Series A Preferred Stock of the Company distributed to the holders of the Common Shares pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (each a "Share" and collectively, the "Shares") at a per Share purchase price of $18.50, net to the seller in cash, without interest and subject to any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on April 21, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal being mailed to AFOP's stockholders together with this Schedule 14D-9 are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 7, 2016 (as it may be amended or supplemented, the "Merger Agreement"), by and among AFOP, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions pursuant to Section 251(h) of the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into AFOP with AFOP surviving as a wholly-owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held as treasury stock of AFOP, (ii) owned directly or indirectly by Parent, Purchaser or any wholly-owned subsidiary of Parent, (iii) held by a holder who is entitled to demand and properly exercises and perfects their respective demand for appraisal of such Shares in time and for such Shares in accordance with Section 262 of the DGCL ("Dissenting Shares") will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, on the terms and conditions set forth in the

Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        Purchaser's obligation to accept for payment and to pay for all Shares validly tendered in the Offer is conditioned upon (i) there being validly tendered and not properly withdrawn prior to the Expiration Date of the Offer that number of Shares, determined on a fully diluted basis (excluding any options and other rights to acquire Shares that are either out of the money or not vested or exercisable), that when added to the Shares then owned by Purchaser, if any, represent a majority of the total number of Shares outstanding and not less than a majority of the voting power of the shares of capital stock of the Company then outstanding and entitled to vote upon the adoption of the Merger Agreement and approval of the Merger (the "Minimum Condition") and (ii) the satisfaction or waiver by Purchaser of certain other customary conditions and requirements set forth in Annex I to the Merger Agreement. The "Expiration Date" means 12:00 midnight, New York City time (the end of the day), on Thursday, May 19, 2016, which is the date that is 20 business days following the commencement of the Offer, unless the Offer is extended in accordance with the terms of the Merger Agreement.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

        As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Purchaser is One Riverfront Plaza, Corning, New York 14831, and their telephone number is (607) 974-9000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of AFOP, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between AFOP and its affiliates on the one hand and (i) AFOP's executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

        On April 7, 2016, AFOP, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference.

        The Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, has been provided solely to inform investors of its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Offer and the Merger, AFOP and Parent do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement, and AFOP's stockholders are not third-party beneficiaries of the Merger Agreement. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by AFOP with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that AFOP delivered to Parent in connection with the execution of the

Merger Agreement, and are qualified by contractual standards of materiality that may differ from what stockholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

        On February 17, 2015, Parent and AFOP entered into a confidentiality agreement (the "Confidentiality Agreement") in connection with Parent's consideration of a possible transaction with or involving AFOP. Under the Confidentiality Agreement, Parent and AFOP agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the other party for a period of five years from the date of its disclosure, or the occurrence of a Fundamental Change Event (as defined in the Confidentiality Agreement). The Confidentiality Agreement includes a standstill provision which expires on the first to occur of (i) a Fundamental Change Event (as defined in the Confidentiality Agreement) or (ii) twelve months from the date of the Confidentiality Agreement. This standstill provision was amended by the exclusivity agreement between the Company and Corning described below. The Confidentiality Agreement also contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of two years from the date of the Confidentiality Agreement, subject to certain exceptions.

        The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

        On January 13, 2016, Parent and AFOP entered into an Exclusivity Agreement (the "Exclusivity Agreement"). Under the terms of the Exclusivity Agreement, AFOP agreed that, until 5:00 PM New York City time on February 15, 2016, if not terminated at a different time according to the mutual written agreement of Parent and AFOP, neither AFOP nor its representatives would, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making of any proposal from a person or group of persons, other than Parent and its affiliates, that may constitute, or would reasonably be expected to lead to, an alternative transaction; (ii) enter into or participate in any discussion or negotiations with any person or group of persons other than Parent and its affiliates regarding an alternative transaction; (iii) furnish any information relating to AFOP or any of its subsidiaries, assets or businesses, or afford access to the assets, business, properties, employees, books or records of the Company or any of its subsidiaries to any person or group of persons other than Parent and its representatives, in all cases for the purpose of assisting with or facilitating an alternative transaction; (iv) grant any waiver or release of any standstill or similar agreement with respect to any equity securities of AFOP or any of AFOP's subsidiaries; or (v) enter into an alternative transaction or any agreement, arrangement or understanding, including, without limitation, any letter of intent, term sheet or other similar document, relating to an alternative transaction. AFOP agreed that any such discussions or negotiations in progress related to an alternative transaction would be terminated during such period. The Exclusivity Agreement also includes a provision that amends the Confidentiality Agreement to extend the Standstill (as defined in the Confidentiality Agreement) to expire on the first to occur of (i) a Fundamental Change Event (as defined in the Confidentiality Agreement) or (ii) twelve months from the date of the Exclusivity Agreement.

        The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between AFOP and Its Executive Officers, Directors and Affiliates

        The executive officers of AFOP and the members of the board of directors of AFOP (the "Board" or the "Company Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement (the "Transactions") that may be different from or in addition to those of AFOP's stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for Recommendation," in reaching its decision to approve the Merger Agreement and the Transactions, and to recommend that AFOP's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        For additional information with respect to the arrangements between AFOP and its executive officers, directors and affiliates described in this Item 3, please also see "Item 8. Additional Information—Golden Parachute Compensation" below, which is incorporated herein by reference, and information contained in the section entitled "Executive Compensation" in AFOP's definitive proxy statement filed with the SEC on April 17, 2015.

Cash Payable for Shares Tendered Pursuant to the Offer

        The non-employee directors and executive officers of AFOP who tender their Shares for purchase pursuant to the Offer will be entitled to receive the same cash consideration subject to the same terms and conditions as the other stockholders of AFOP. As of April 20, 2016, the non-employee directors and executive officers of AFOP beneficially owned, in the aggregate, 1,546,594 Shares (or approximately 9.8% of the outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units and upon exercise of options to purchase Shares (whether or not vesting or exercisable within 60 days of April 20, 2016). If the non-employee directors and executive officers of AFOP were to tender all such Shares for purchase pursuant to the Offer, and such Shares were accepted for payment and purchased by Purchaser, they would receive an aggregate of $28,611,989 in cash. For a description of the treatment of stock options and restricted stock units held by the directors and executive officers of AFOP, see below under the heading "Effect of the Merger on Stock Options and Restricted Stock Units."

        The following table sets forth, as of April 20, 2016, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of their outstanding Shares if such party were to tender all of its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Amount Payable
Non-Employee Directors:
Richard Black	36,000	$666,000
Gwong-Yih Lee	8,000	$148,000
James C. Yeh(1)	220,000	$4,070,000
Ray Sun	—	—
Executive Officers:
Peter C. Chang	1,274,640	$23,580,840
David A. Hubbard	7,954	$147,149
Anita K. Ho	—	—

(1)
Shares are held in the name of Matics Computer Systems, Inc., over which Mr. Yeh has voting and dispositive power.

Effect of the Merger on Stock Options and Restricted Stock Units

        Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase Shares to the extent vested as of the Effective Time (each, a "Vested Option") will be cancelled and converted into the right to a payment in cash of an amount equal to the product of (a) the total number of Shares subject to such Vested Option immediately prior to such cancellation and (b) the excess, if any, of the Offer Price over the exercise price per Share of such Vested Option immediately prior to such cancellation, less any applicable tax withholding. Any Vested Option with an exercise price per Share in excess of the Offer Price will be cancelled without any consideration due in exchange. With respect to the non-employee members of the Board, the number of Vested Options reflects the automatic 100% vesting acceleration applicable to such awards pursuant to the terms of the Company's 2000 Stock Incentive Plan as most recently approved by the Company's stockholders on October 21, 2013 (the "Stock Plan"). For a further description of the non-employee directors' vesting acceleration rights, see below under the heading "—Change of Control Arrangements."

        Pursuant to the terms of the Merger Agreement, at the Effective Time, each restricted stock unit granted under the Stock Plan to the extent it is vested and outstanding as of the Effective Time (each, a "Vested RSU") will be cancelled and exchanged for the right to a payment in cash of an amount equal to the product of (a) the total number of Shares subject to such Vested RSU immediately prior to such cancellation and (b) the Offer Price, less any applicable tax withholding. In the ordinary course, restricted stock units are settled shortly after satisfying all vesting conditions without any deferral. Certain of the outstanding restricted stock units held by the executive officers are scheduled to vest based on continued service as of May 1, 2016. Accordingly, the Vested RSUs are expected to include the number of restricted stock units that are scheduled to vest on or after May 1, 2016 and the number of restricted stock units held by Mr. Chang subject to automatic 100% vesting acceleration in connection with the Transactions. For a further description of Mr. Chang's vesting acceleration rights, see below under the heading "—Change of Control Arrangements."

        The table below sets forth (i) the number of Shares underlying the Vested Options that were held by the directors and executive officers of AFOP on April 20, 2016 or are eligible for accelerated vesting in connection with the Transactions, (ii) the number of Shares underlying the Vested RSUs projected to be held by the directors and executive officers of AFOP that will vest as a result of service through May 1, 2016, or are eligible for accelerated vesting in connection with the Transactions and (iii) the sum of (a) the total cash-out payments for the Vested Options, after taking into account the difference between the Offer Price and the weighted average exercise price of such Vested Options, and (b) the total cash-out payments for the Vested RSUs, in each case, without taking into account any applicable tax withholdings.

Name	Number of Shares Underlying Vested Options Eligible for Cash-Out Payments (inclusive of accelerated vesting)	Number of Shares Underlying Vested RSUs Eligible for Cash-Out Payments (inclusive of accelerated vesting)	Total Cash-Out Payments for Vested Options and Vested RSUs to be Cancelled in Merger (inclusive of accelerated vesting)
Non-Employee Directors:
Richard Black	24,000	—	$171,120
Gwong-Yih Lee	24,000	—	$223,080
James C. Yeh	21,000	—	$181,980
Ray Sun	30,000	—	$297,930
Executive Officers:
Peter C. Chang	—	360,000	$6,660,000
David A. Hubbard	—	31,000	$573,500
Anita K. Ho	—	—	—
Total:	99,000	391,000	$8,107,610

        Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding an unexercised option to purchase Shares to the extent unvested as of the Effective Time (each, an "Unvested Option") will be assumed by Parent and converted into an option to purchase that number of shares of common stock of Parent as is determined by multiplying the number of Shares that were subject to such Unvested Option immediately prior to the Effective Time by the "conversion ratio" (as defined below), at a per Share exercise price as is determined by dividing the per Share exercise price of such Unvested Option as in effect immediately prior to the Effective Time by such conversion ratio and rounding the resulting exercise price up to the nearest whole cent. The resulting option to purchase shares of common stock of Parent will be subject to the same vesting terms and conditions as in effect immediately prior to the Effective Time. The "conversion ratio" means a fraction having a numerator equal to the Offer Price and a denominator equal to the average closing sales price of Parent's common stock as reported on the New York Stock Exchange for the ten consecutive trading day period ending (and including) the second trading day prior to the Effective Time.

        Pursuant to the terms of the Merger Agreement, at the Effective Time, each restricted stock unit that is outstanding and unvested as of the Effective Time (each, an "Unvested RSU") will be assumed by Parent and converted into an award with the same vesting terms and conditions entitling the holder to a payment in cash of an amount equal to the product of (a) the total number of Shares subject to such Unvested RSU immediately prior to such conversion and (b) the Offer Price, less any applicable tax withholding.

        After giving effect to the regular service vesting of all awards through May 1, 2016 (which date will precede the closing of the Offer and Merger) and to the accelerated vesting in connection with the Transactions (as further addressed in the preceding table of Cash-Out Payments for Vested Options and Vested RSUs), none of the executive officers or directors have any Unvested Options or Unvested RSUs, except for David A. Hubbard's Unvested RSU covering 31,000 Shares that will be converted into a right to cash payment of $573,500 subject to service through May 1, 2017.

Treatment of Purchase Rights Under Employee Stock Purchase Plan

        Pursuant to the terms of the Merger Agreement, AFOP has agreed to take all actions such that, prior to the Effective Time, any offering period under the AFOP 2000 Employee Stock Purchase Plan

(the "ESPP") will terminate, all participant accounts will be applied in accordance with the ESPP to purchase Shares and the ESPP will terminate.

        Eligible employees, including our executive officers, who timely enrolled to purchase Shares under the ESPP in the current offering period will, effective at the period's close on April 29, 2016, acquire that number of Shares equal to the quotient (rounded down to the nearest share) of (a) the accumulated payroll deductions contributed by the employee and (b) 85% of the lesser of closing price per Share on October 30, 2015 and the closing price per Share on April 29, 2016. All Shares so purchased via the ESPP and which are not tendered in the Offer shall be cancelled effective as of the Effective Time and converted into a right to receive, at the Effective Time, an amount in cash equal to (A) the total number of Shares purchased on the employee's behalf under the ESPP multiplied by (B) the Offer Amount. AFOP expects not to commence any further offerings under the ESPP after the April 29, 2016 purchase date. None of our non-employee directors are eligible to participate in the ESPP.

        The table below sets forth the estimated number of Shares to be acquired by our executive officers during the current ESPP offering closing on April 29, 2016, assuming that such executive officers do not withdraw from ESPP participation and that on April 29, 2016 their contributions to the ESPP are applied to purchase Shares at a price per Share of $11.57, which was 85% of the closing price per Share on October 30, 2015:

Name	Number of Shares to be Acquired from ESPP Offering Closing on April 29, 2016	Amount Payable for Shares Acquired Via ESPP
Executive Officers:
Peter C. Chang	—	—
David A. Hubbard	—	—
Anita K. Ho	1,000	$18,500
Total:	1,000	$18,500

Change of Control Arrangements

        Pursuant to each of the three restricted stock unit grant agreements between Mr. Chang and AFOP (collectively, the "Chang RSU Agreements"), all unvested restricted stock units in AFOP Common Shares covered by such awards become fully vested upon the occurrence of any of the following events: (a) death during Mr. Chang's employment, (b) involuntary termination of Mr. Chang's employment by AFOP or (c) a "change of control" (as such term is defined in the Chang RSU Agreements) during Mr. Chang's employment. Both Parent's acquisition of Shares via the Offer resulting in Parent possessing at least 40% of AFOP stockholder voting power and the consummation of the Merger would each independently constitute a "change of control" for purposes of the Chang RSU Agreements.

        Pursuant to the Stock Plan, the automatic triennial stock options award granted to non-employee members of the Board under the Stock Plan become fully vested upon the occurrence of a "Change in Control" (as such term is defined in the Stock Plan) during the optionee's service on the Board. Both Parent's acquisition of Shares via the Offer resulting in Parent possessing at least 50% of AFOP stockholder voting power and the consummation of the Merger would each independently constitute a "Change in Control" for purposes of the Stock Plan.

        The table below reflects the cash amounts (without taking into account any applicable tax withholdings) payable for the cancellation under the Merger Agreement of those stock options and restricted stock units in our Shares that are held by our executive officers and directors that will not otherwise have vested in the ordinary course due to the holder's continued service prior to the earliest possible closing of the Offer and Merger and that will vest in connection with such closings contingent upon the applicable executive officer or director remaining in continuous service through such closings.

Name	Cash-Out Payments for Accelerated Options(1)	Cash-Out Payments for Accelerated RSUs(2)
Non-Employee Directors:
Richard Black	$1,120	—
Gwong-Yih Lee	$48,900	—
James C. Yeh	$48,900	—
Ray Sun	$48,900	—
Executive Officers:
Peter C. Chang	—	$3,330,000
David A. Hubbard	—	—
Anita K. Ho	—	—
Total:	$147,820	$3,330,000

(1)
Calculated as the product of (a) the total number of Shares subject to unvested stock options as of May 1, 2016 that will vest in connection with the Offer and Merger and (b) the excess, if any, of the Offer Price over the exercise price per Share of such option.

(2)
Calculated as the product of (a) the Offer Price and (b) the total number of Shares subject to unvested restricted stock units as of May 1, 2016 that will vest in connection with the Offer and Merger.

Compensation and Benefits of Continuing Employees

        Pursuant to the Merger Agreement, Parent is not obligated to continue employment of any AFOP employee for any period of time after the Merger. However, after closing of the Merger, each AFOP employee who does continue as an employee of Parent or any of its respective subsidiaries, including AFOP, following the consummation of the Merger (each a "Continuing Employee") will, until the earlier of the termination of such Continuing Employee's employment with such entities or the first anniversary of the Effective Time, be entitled to (a) base salary and short-term incentive compensation opportunities and (b) benefits (including severance) that are no less favorable than the compensation and benefits being provided to the Continuing Employee immediately prior to the Effective Time.

        The Merger Agreement further provides that each Continuing Employee will be credited with his or her years of service with the Company, the Company's subsidiaries and their affiliates (and any additional service with a predecessor employer) before the Effective Time to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar AFOP benefit plan for purposes of vesting, eligibility to participate and levels of benefits under any benefit plans which the Continuing Employee becomes eligible to participate in after the Effective Time (except with respect to benefit accrual under any defined benefit plan or vesting under any equity incentive plan or as would otherwise result in duplication of benefits).

        Although it is possible that certain AFOP employees will enter into arrangements with Parent or its affiliates regarding employment, compensation or benefits prior to consummation of the Transactions, no such arrangements have been entered into by the AFOP executive officers or directors as of the date of this Solicitation/Recommendation Statement.

'

Director Compensation

        Effective January 1, 2015, the Company's non-employee directors receive an annual cash retainer of $16,000 for service on the board of directors and any committees other than the Audit Committee. The Chairman of the Audit Committee also receives an annual cash retainer of $16,000 and each member of the Audit Committee other than the Chairman also receives an annual cash retainer of $8,000 for service on the Audit Committee. All retainers are payable quarterly.

        Directors who are not employees receive an initial grant of an option to purchase 12,000 Shares at the fair market value of the Shares on the date of grant, which vests ratably over 36 months. This initial grant is made on the first business day following election to the Company Board. On the first business day following the third anniversary of a director's election to the Company Board, each non-employee director is entitled to receive an option to purchase 12,000 Shares at the fair market value of the Shares on the date of grant, which option vests ratably over 36 months. The options granted to our outside directors have a per Share exercise price equal to 100% of the fair market value of the underlying Shares on the date of grant, have a term of 10 years and automatically become fully vested in the event of a change in control. The Transaction will constitute a change of control.

        Non-employee directors are also reimbursed for reasonable out of pocket expenses incurred in connection with attending board and committee meetings.

Director and Officer Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. AFOP has included in its certificate of incorporation and bylaws provisions to eliminate the personal liability of its directors and executive officers for monetary damages for breaches of fiduciary duty by such a director as a director, subject to specified limitations.

        AFOP also has entered into indemnification agreements with each of its directors and executive officers (the "Indemnification Agreements"). These agreements generally require AFOP to indemnify its directors and executive officers against all expenses (including in certain circumstances reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement (including all interest assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred by such director or executive officer because he is, or is threatened to be made, a party to any threatened, pending, or completed action, claim, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative that is associated with the indemnitee's being an agent of AFOP. Notwithstanding the foregoing, AFOP is not obligated to indemnify such director or executive officer in certain circumstances, including, for any claim to the extent payment is actually made to the indemnitee under any insurance policy, or is made to the indemnitee by AFOP or an affiliate otherwise than pursuant to the Indemnification Agreement, for an accounting of profits made from the purchase or sale by such director or executive officer of securities of AFOP within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or similar provisions of state statutory law or common law, provided there has been no Change in Control (as defined in the Indemnification Agreements), for judgments, fines, penalties and amounts paid in settlement in connection with any proceeding settled without the consent of AFOP's consent, or to the extent it would be otherwise prohibited by law. Under the Indemnification Agreements, all reasonable expenses incurred by or on behalf of an indemnitee in connection with a proceeding shall be advanced from time to time by AFOP to such indemnitee within thirty (30) days after receipt by AFOP of a written request for an advance of expenses. The Indemnification Agreements also set forth certain procedures that will apply in the event any of AFOP's directors or executive officers brings a claim for indemnification under the Indemnification Agreements. This description of the Indemnification Agreements entered into between AFOP and each of its directors and executive officers is qualified in its entirety by reference to the form of Indemnification Agreement filed as Exhibit (e)(15) hereto, which is incorporated herein by reference.

        In connection with the Transactions, on April 7, 2016, each of the directors and executive officers of the Company entered into a Modification and Waiver with the Company (the "Modification and Waiver Agreements") to modify and waive certain provisions of their Indemnification Agreements. Under the terms of the Modification and Waiver Agreements, each officer and director has (i) waived the provisions of Sections 3(b) and 3(c) of the Indemnification Agreement that require the Company to obtain upon a Change in Control (as defined in the Indemnification Agreement) an irrevocable standby letter of credit for the advancement of the indemnitee's expenses in the event of a covered claim and (ii) agreed to an amendment of Section 3(a) of the Indemnification Agreement to provide that the indemnitee must repay to the Company any advanced expenses no later than ten business days after it is determined that the indemnitee is not entitled to such advancement. This description of the Modification and Waiver Agreements is qualified in its entirety by reference to the form of Modification and Waiver filed as Exhibit (e)(16) hereto, which is incorporated herein by reference.

        Pursuant to the Merger Agreement, all rights of indemnification existing in favor of past and present directors and officers of AFOP or its subsidiaries, as provided in the restated certificate of incorporation, the bylaws of AFOP or the Indemnification Agreements between AFOP and any such director and officer, in each case as in effect on April 7, 2016 with respect to acts or omissions in their capacity as directors or officers occurring at or prior to the Effective Time, will survive the Merger and continue in full force and effect in accordance with their respective terms (unless otherwise required by applicable law).

        For a period of six years from and after the Effective Time, the Surviving Corporation shall maintain for the benefit of the officers and directors of AFOP and each of AFOP's subsidiaries, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to, and in any event not less favorable in the aggregate than, AFOP's existing policy, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the insurance and indemnification policy in excess of 300% of the last annual premium paid prior to April 7, 2016, and if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any entity, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the insurance and indemnification obligations.

Section 16 Matters

        Prior to the Effective Time, the Company will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

        Pursuant to the Merger Agreement, the Compensation Committee of the Board or its "independent directors" within the meaning of Rule 14d-10(d)(2) of the Exchange Act, will take all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by AFOP or any AFOP subsidiary with any of its officers, directors or employees pursuant to which compensation, severance or other benefits is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.    The Solicitation or Recommendation

Recommendation of the Board

        On April 7, 2016, the Company Board unanimously:

  •
  determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the Company and its stockholders;

  •
  approved and declared advisable and in the best interest of the Company and its stockholders, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

  •
  resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to the Purchaser in the Offer.

        Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that AFOP's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A joint press release, dated April 7, 2016, issued by Parent and AFOP announcing the Offer is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Transactions

        The Company operates in the intensely competitive optical components industry which has been characterized by substantial cyclicality, rapid technological change and heightened foreign and domestic competition. In recent years, the optical components industry has experienced a significant increase in cyclicality which has reduced visibility into the business and resulted in even more intense competition. In addition, the optical components industry has continued to consolidate at a rapid pace over the past few years, creating larger competitors with scale. The Company Board and management of the Company have recognized that many of the Company's competitors are larger or more diversified companies with substantially greater financial resources and capacity to invest in the development and marketing of new products and technologies.

        In light of these market and business dynamics, the Company Board, together with management of the Company, periodically reviews and assesses the Company's business plan and potential strategic opportunities available to the Company with the goal of maximizing stockholder value. As part of this ongoing process, the Company Board and management of the Company have periodically evaluated whether the continued execution of the Company's strategy as a standalone company or the sale of the Company to, or a combination of the Company with, a third party offers the best avenue to maximize stockholder value. In connection with such review, management of the Company has met, from time to time, with various third parties who expressed an interest in engaging in a strategic transaction with the

Company. In addition, the Company Board has from time to time evaluated the possibility of acquiring synergistic companies or product lines, but did not find businesses or assets to acquire on terms that it deemed attractive.

        In late 2014 and early 2015, a number of strategic acquirers, including Corning and Parties A, B and C, reached out to the Company to inquire about the Company's interest in a potential transaction. The Company has maintained a commercial relationship with Corning for several years, pursuant to which Corning has purchased from AFOP products costing an aggregate of $3,776,805 and $4,790,433 in 2014 and 2015, respectively. Management of the Company held introductory meetings and discussions with four potential strategic acquirers, Corning and Parties A, B and C. In furtherance of those discussions, the Company entered into confidentiality agreements with Parties A, B and C in late 2014 and with Corning in February 2015.

        On March 16, 2015, in light of the recent interest from strategic acquirers and changing industry dynamics, the Company Board held a special telephonic meeting to discuss recent developments. A representative of Pillsbury Winthrop Shaw Pittman LLP, outside counsel to the Company ("Pillsbury"), attended the meeting. The Company Board requested that a representative from Cowen and Company, LLC ("Cowen") participate in the discussion because of Cowen's qualifications, expertise, reputation and knowledge of the Company's business and affairs and the industry in which the Company operates. Additionally, because representatives from Cowen recently advised the Company's competitor Oplink Communications, Inc. on its sale to Koch Industries, Inc., Cowen was experienced and knowledgeable about the Company's industry, strategic positioning, future prospects, and potential strategic and financial partners. The representative from Cowen then reviewed with the Company Board the then current market conditions, trends and drivers of growth in the optical components industry. The Company Board discussed with management and the representative of Cowen potential strategic parties that might be interested in pursuing a transaction with the Company, and, of those parties, which were most likely to be interested in such a transaction. The Company Board also considered a potential sale transaction with private equity firms, and discussed with the representative of Cowen the potential level of interest those parties might have in pursuing a transaction with the Company. Based upon input from the representative of Cowen, the Company Board determined that the Company was not likely to be an attractive acquisition target for private equity sponsors in light of the trading level of the Common Shares as a multiple of various financial metrics and the volatility of the Company's business. The Company Board then requested that management follow up with six strategic parties that were identified in the discussion as the most likely to be interested in a transaction. It was noted that some of the companies selected had previously shown an informal interest regarding a potential strategic transaction involving the Company, including Corning and Parties A, B and C. The representative of Cowen left the meeting and the Company Board discussed the status of the Company's business and operations, and its prospects and whether it was in the best interests of the Company and its stockholders to explore a potential sale of the Company at this time or to continue to pursue the Company's long-term strategic plan. Management reviewed with the Company Board its discussions with a number of investment banking firms, as well as the proposals received from some of the firms. Management also reviewed the terms of the draft engagement letter with Cowen distributed to the Company Board in advance of the meeting. After the discussion, the Company Board approved engaging Cowen as the Company's exclusive financial advisor to assist the Company in exploring a potential sale and directed management to work with representatives of Cowen to contact Corning and the other five parties identified by the Company Board.

        On March 18, 2015, at the request of the Company's management, representatives of Cowen began to contact five of the six parties identified by the Company Board, including Corning. Company management instructed representatives of Cowen to defer contacting Party C. The Company's management determined that Party C was not likely to be among the more interested parties because of Party C's business model and the previous discussions management had held with Party C. Company management also concluded that exploring discussions with the other five identified parties might increase a potential offer from Party C. Shortly after being contacted by representatives of Cowen, two of the six parties stated that they were not interested in a potential transaction.

        On this same day, representatives of Cowen contacted Party A to discuss Party A's interest in a potential transaction with the Company.

        On March 19, 2015, representatives of Cowen contacted Party B and held a telephonic discussion regarding Party B's interest in a potential transaction with the Company. Party B indicated that they were interested in an in-person meeting with the Company's management and discussed a potential meeting in April 2015.

        On March 20, 2015, representatives of Cowen contacted a representative of Corning to discuss Corning's interest in a combination with the Company.

        On March 23, 2015, the Company entered into a letter agreement with Cowen to engage Cowen as its exclusive financial advisor to assist the Company in exploring a potential sale.

        On this same day, representatives of Cowen held a telephonic discussion on behalf of the Company with representative of Corning to discuss Corning's interest in a transaction with the Company. Corning indicated that they were interested in an in person meeting and a meeting was subsequently scheduled for April 9, 2015.

        Also on this same day, representatives of Cowen held a telephonic discussion on behalf of the Company with representatives of Party A regarding Party A's interest in a potential combination with the Company. Party A was interested in a follow up in person meeting with the Company and a meeting was subsequently scheduled for April 10, 2015.

        On March 26, 2015, representatives of Cowen held a telephonic discussion on behalf of the Company with representative of Party B to further discuss Party B's interest in a transaction with the Company.

        On April 7, 2015, representatives of Cowen met in person on behalf of the Company with representatives of Party B to further discuss Party B's interest in a transaction with the Company.

        On April 9, 2015, representatives of Corning and members of senior management of the Company held an in person meeting to discuss a potential transaction.

        On April 10, 2015, representatives of Party A and members of senior management of the Company held an in person meeting to discuss a potential transaction.

        On April 12, 2015, representatives of Party B contacted a representative of Cowen to inform Cowen that, due to the recent run up in the Company's stock price and Party B's view of the future prospects of the Company, Party B was no longer interested in a transaction with the Company.

        On April 14, 2015, representatives of Party B held a telephonic discussion with a representative of Cowen and indicated that although they would not move forward at this time, they would like to maintain a dialogue with the Company.

        On April 20, 2015, representatives of Party A notified representatives of Cowen that the key business unit that initially thought the Company would be a fit was no longer interested in a combination with the Company. Representatives of Party A suggested a potential fit with another division of Party A and discussed coordination of a follow up call between that division of Party A and representatives of Cowen.

        On April 21, 2015, the Company Board held a regularly scheduled meeting at which the Company's management updated the Company Board on the status of discussions regarding a potential transaction.

        On April 24, 2015, at the request of the Company's management, representatives of Cowen contacted Party C on behalf of the Company to discuss Party C's interest in a combination with the Company.

        On May 1, 2015, representatives of Cowen held a telephonic discussion on behalf of the Company with another division of Party A.

        On May 4, 2015, representatives of Party C and representatives of Cowen held a telephonic discussion on behalf of the Company regarding Party C's interest in a combination with the Company.

        On May 7, 2015, Corning delivered a written non-binding indication of interest to acquire the Company at a preliminary valuation of $375 million to $400 million in equity value.

        On May 8, 2015, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss the valuation proposed by Corning and to consider a potential strategic transaction with Corning. Representatives of Cowen and management updated the Company Board on the status of communications with the six strategic parties previously identified by the Company Board in March 2015 as potential merger partners. Representatives of Cowen advised the Company Board that of the six parties contacted, three, including Party B, had indicated that they were not interested in pursuing a potential transaction with the Company and that Parties A and C were in various stages of analysis and diligence. Representatives of Cowen then reviewed with the Company Board a preliminary financial analysis relating to Corning's written non-binding indication of interest. The Company Board discussed the desirability of making a counterproposal, and the terms of a potential response to Corning's preliminary valuation range for the Company. A representative of Pillsbury then reviewed with the Company Board the fiduciary duties of a board of directors when evaluating an acquisition proposal. The Company Board then approved a counterproposal to Corning at a higher preliminary valuation range of $425 million to $450 million and directed Cowen and management to communicate the range to Corning. In addition, the Company Board directed Cowen and management to continue to proactively engage in discussions with Parties A and C.

        On May 9, 2015, the Company delivered to Corning a written non-binding counterproposal with the range of $425 million to $450 million, implying a per Share price range of approximately $23.50 to $25.00.

        On May 14, 2015, Corning delivered a revised written non-binding indication of interest to acquire the Company for $400 million to $425 million, contingent upon due diligence.

        On May 15, 2015, the Company Board held a special telephonic meeting at which representatives of Pillsbury and Cowen were present. After discussion with the Company Board, representatives of Cowen and Pillsbury, the Company Board agreed to engage with Corning in detailed due diligence on a non-exclusive basis, including access to an online data room, and follow up in-person meetings. Over the course of the next four weeks, Corning engaged in detailed due diligence.

        On May 19, 2015, representatives of Party C contacted a representative of Cowen to inform Cowen that due to gaps in Party C's strategy and roadmap that the Company does not fill, Party C no longer had an interest in a transaction with the Company.

        On May 22, 2015, Pillsbury provided representatives of Cowen with a draft merger agreement that contemplated a tender offer followed by a merger of the Company. Later that day, Cowen forwarded the draft merger agreement to Corning.

        On May 27, 2015, representatives of Corning, the Company and Cowen met at Cowen's office in New York City for detailed due diligence discussions, including technology, product, financial, and operational due diligence.

        On June 5, 2015, following its due diligence review, Corning delivered a second revised written non-binding indication of interest to acquire the Company for $375 million to $400 million, implying a per Share price range of $20.50 to $21.85. The revised indication of interest reflected certain due diligence findings that impacted Corning's view on valuation.

        On June 15, 2015, a representative of Cowen and a representative of Corning held a telephonic discussion where the representative of Corning orally stated the best price at which Corning was willing to engage in an acquisition of the Company was $21.85 per Share.

        On June 16, 2015, the Company Board held a telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss the revised valuation proposed by Corning. Representatives of Cowen discussed with the Company Board the most recent indication of interest received from Corning and the conversation of the previous day wherein a representative of Corning indicated that the best price at which it was willing to engage in an acquisition of the Company was $21.85 per Share. Representatives of Cowen then reviewed with the Company Board an updated preliminary financial analysis relating to a potential acquisition of the Company by Corning in light of Corning's characterization of its offer. Representatives of Cowen also updated the Company Board on the status of Cowen's discussions with Parties A, B and C, informing the Company Board that of the three parties, Parties B and C were not interested in pursuing a potential transaction and Party A was not responsive to Cowen's inquiries. Following discussion, the Company Board authorized a counterproposal to Corning in the range of $21.85 to $22.85 per Share. The Company Board further authorized management to undertake final confirmatory diligence with Corning and to establish a target deadline for completing the confirmatory diligence and a potential transaction expeditiously. Finally, the Company Board determined that they would not be willing to proceed with a potential transaction with Corning at a valuation below the Company's counterproposal. Later that day, representatives of Cowen delivered a written non-binding counterproposal to Corning as instructed by the Company Board.

        On June 17, 2015, a representative of Corning held a telephonic discussion with a representative of Cowen regarding the Company's counterproposal.

        Also on June 17, 2015, a representative of Corning held a telephonic discussion with management regarding the Company's counterproposal.

        On June 19, 2015, Corning delivered a letter to the Company indicating that, based on its due diligence findings, it could not enter into a transaction with a valuation in the range that the Company had indicated in its counterproposal of June 16, 2015, and that the valuation from Corning would be toward the bottom of the range indicated in Corning's June 5, 2015 letter. The letter further stated that because the parties could not come to an agreement regarding the value of the Company, Corning would suspend further activities related to a potential transaction.

        On June 22, 2015, the Company Board held a special telephonic meeting at which Company management informed the Company Board of Corning's decision to terminate discussions. After consideration of Corning's decision and the fact that the other parties contacted were not interested in pursuing a potential transaction, the Company Board authorized management to terminate the engagement letter with Cowen, but to continue to consider transactions with potential buyers.

        On July 3, 2015, management terminated the engagement letter with Cowen.

        Following termination of the engagement letter, the Company's management gave approval to representatives of Cowen to continue to maintain an informal dialogue with Corning and Parties A, B, and C, and to contact two of the originally identified parties who declined after initial contact was made and five other parties regarding their potential interest in the Company. None of the additional parties contacted ultimately entered into confidentiality agreements with the Company and the discussions with these parties were preliminary in nature.

        On July 20, 2015, the Company Board held a regularly scheduled telephonic meeting at which they discussed various strategic alternatives, including a potential transaction.

        On August 25, 2015, Company management met with a representative of Party B to restart discussions regarding the merits of a potential transaction.

        On September 9, 2015, Company management held a follow up meeting with a representative of Party B to further discuss the merit of a potential transaction.

        On September 11, 2015, a representative of Cowen held a telephonic discussion with a representative of Party B regarding its interest in a potential transaction with the Company.

        During the week of September 14, 2015, Company management and a representative of Party B met at the Company's facilities in China.

        On October 16, 2015, representatives of Corning met with Company management to discuss updates to the Company's business as well as the merits of a potential transaction.

        On October 28, 2015, the Company announced its third quarter 2015 earnings, with revenue and earnings per share ("EPS") below the Company's previously issued guidance and Wall Street research consensus estimates. The Company's stock price dropped 23% on the day following the announcement and closed at $13.80 per Share.

        Between October 29 and December 1, 2015, a representative of Cowen held several telephonic discussions with a representative of Party B regarding its interest in a potential transaction with the Company. On December 1, 2015, a representative of Cowen held a telephonic discussion with a representative of Party B, where the representative of Party B indicated that they were no longer interested in a potential transaction with the Company.

        On December 15, 2015, at the request of the Company's management, a representative of Cowen contacted Party C regarding their interest in revisiting a transaction discussion with the Company.

        On December 16, 2015, following continued dialogue between Corning and the Company, Corning delivered a new indication of interest to acquire the Company for $300-$322 million, or approximately $17.25 to $18.50 per Share in cash, reflecting the recent financial performance of the Company.

        On December 17, 2015, a representative of Cowen held a telephonic discussion with Party D to explore whether Party D would have an interest in pursuing a transaction with the Company. Party D expressed an interest in an informal discussion regarding a potential transaction, and after Cowen consulted with the Company's management, a meeting was confirmed for January 26, 2016. This meeting was subsequently postponed by the Company's management when the Company entered into an exclusivity arrangement with Corning in January 2016.

        On January 5, 2016, representatives of Party C communicated to a representative of Cowen that they were not interested in further discussion regarding a potential transaction with the Company. They also indicated that they were arriving at a potential price range of $16.43 to $18.52 per Share; however, regardless of the range, they were no longer interested in the Company.

        Also on January 5, 2016, the Company's management, under the guidance of the Company Board, countered Corning's indication of interest with a range of $20.50 to $22.00 per Share in cash.

        On January 8, 2016, Corning delivered a proposal of $333 million or $20.50 per Share, conditioned such price upon further due diligence to be completed during a thirty-day exclusivity period.

        On January 11, 2016, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss the offer price proposed by Corning and to consider a potential strategic transaction with Corning, including the request for exclusivity. Representatives of Cowen reviewed with the Company Board a preliminary financial analysis relating to a potential acquisition of the Company by Corning. During the meeting, representatives of Cowen and management also updated the Company Board on their outreach and discussions with eleven parties (including Corning) over the course of the past ten months. The Company Board discussed the potential interest from Party D and concluded that the interest was informal and at a very preliminary stage and that they did not believe that it would lead to a potential transaction given Party D's business model. After discussion with the representatives of Cowen, the Company Board concluded that it would be highly unlikely for another bidder to emerge. Pillsbury then led the Company Board in a detailed review of the revised proposal received from Corning on January 8, 2016, including, but not limited to, the implications of entering into the proposed thirty-day exclusivity arrangement with Corning. Corning informed representatives of Cowen, who then conveyed to the Company Board, that Corning would not move forward in the process without such exclusivity. Pillsbury then reviewed the fiduciary duties of the Company Board in connection with a potential strategic transaction and answered questions. The Company Board concluded that entering into an exclusivity arrangement would be advisable in order to secure the transaction that offers the most value reasonably available to the Company's stockholders. The Company Board directed the Company's management to execute the proposal and enter into an exclusivity arrangement with Corning. Without representatives from Cowen present, the Company Board also considered reengaging Cowen as the Company's financial advisor. After discussion, the Company Board directed management to reengage Cowen as the Company's exclusive financial advisor on the same terms as Cowen had previously been engaged in March 2015. On the same day, Cowen was reengaged as the exclusive financial advisor to the Company.

        On January 13, 2016, the Company and Corning entered into an exclusivity agreement through February 15, 2016. Later that day, the Company, representatives from Cowen, Corning, Shearman & Sterling LLP ("Shearman & Sterling"), outside counsel to Corning, and Pillsbury held a telephonic meeting to discuss the due diligence process, proposed transaction timeline and key diligence items.

        On January 14, 2016, the Company again provided Corning with access to the Company's electronic data room and Corning and Shearman & Sterling recommenced Corning's due diligence process.

        On January 18, 2016, Shearman & Sterling sent a revised draft of the Merger Agreement to Pillsbury.

        On January 19 and 20, 2016, the Company and representatives of Corning met to discuss various topics related to the Company's business and other key diligence items. At the meeting, the Company provided information on their addressable markets, products, technology, customers, and preliminary fourth quarter performance, among other diligence topics. The parties also further discussed the merits of a potential transaction in terms of fit and synergies.

        On January 24, 2016, Pillsbury sent a revised draft of the Merger Agreement to Shearman & Sterling.

        On January 27, 2016, representatives from Pillsbury, Shearman & Sterling, Cowen, Corning and the Company participated in a conference call to discuss certain due diligence matters.

        On January 29, 2016, Shearman & Sterling, Corning, Pillsbury and the Company participated in a conference call to discuss the revised Merger Agreement at which time the parties agreed to a breakup fee payable by the Company in the amount of 3.5% of the aggregate Offer Price.

        On February 1, 2016 and February 2, 2016, Corning conducted in-person site visits of the Company's facilities in China and Taiwan.

        On February 5, 2016, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating. Representatives from Cowen presented an update to the Company Board about the progress of the diligence process as well as the proposed timeline for the transaction. On the same day, Shearman & Sterling also circulated a revised draft of the Merger Agreement to Pillsbury.

        On February 9, 2016, Pillsbury circulated a revised draft of the Merger Agreement to Shearman & Sterling.

        On the same day, management of the Company, Corning and representatives of Cowen participated in a conference call to discuss certain recent diligence findings. Corning informed the Company that it would suspend negotiations to review and consider the Company's fourth quarter results and certain diligence findings. Corning indicated to representatives of Cowen that understanding these issues and findings are key to whether or not they would move forward with the transaction.

        On February 15, 2016, the exclusivity arrangement with Corning expired. Over the course of the next few weeks, at the request of the Company's management, representatives of Cowen contacted the parties who had not expressed an unequivocal lack of interest in a potential transaction with the Company. Only Party D confirmed that it was still interested and asked for an informal introductory meeting on March 18, 2016, which meeting was subsequently postponed by the Company's management.

        On February 18, 2016, the Company announced its fourth quarter 2015 earnings, with revenue and EPS below Wall Street research consensus estimates. The price of the Company's common stock dropped 16% the day following the announcement to $12.03 per Share.

        From that day through March 8, 2016, management of the Company, Corning and representatives of Cowen participated in several conference calls to discuss certain diligence matters.

        On March 8, 2016, after taking into consideration various diligence findings and the Company's 2015 fourth quarter earnings announcement, Corning delivered to the Company through Cowen a revised offer price of $17.50 per Share.

        On March 9, 2016, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss the revised proposal from Corning. Representatives from Cowen presented an update on various discussions with Corning, including a summary of Corning's key diligence findings. Cowen also reviewed with the Company Board a preliminary financial analysis reflecting the revised proposal. In addition, representatives of Cowen and management also updated the Company Board on their recent outreach and discussions with other potential interested parties. The Company Board discussed alternatives and potential next steps and directed management and Cowen to counter Corning's proposal at a price of $19.50 per Share, which counterproposal was conveyed later that day.

        On March 10, 2016, in response to the Company's counterproposal, Corning countered at $18.25 per Share. Later that day, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss the revised proposal from Corning. The Company Board discussed the proposed offer and directed management and Cowen to counter Corning's proposal at a price of $19.00 per Share.

        On March 11, 2016, Corning delivered a counterproposal with an offer price of $18.50 per Share, which they indicated was their best and final offer.

        On March 12, 2016, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss Corning's best and final offer. Representatives from Cowen reviewed with the Company Board a preliminary financial analysis reflecting the updated proposal from Corning. Representatives of Cowen also presented a preliminary timeline to the signing of a definitive agreement. The Company Board discussed the potential interest from Party D, noting that the parties had not entered into a confidentiality agreement and had not exchanged confidential information. The Company Board concluded that Party D's interest was still at a very preliminary stage and it was unlikely to result in a written offer prior to entering into a definitive agreement with Corning, which the parties had already spent considerable time negotiating. The Company Board also noted that Corning had conducted extensive due diligence and that it would take a considerable amount of time for Party D to conduct due diligence and negotiate a definitive agreement, which would introduce a level of uncertainty not present given the late stage of negotiations with Corning. The

Company Board and representatives of Cowen discussed in detail the updates in recent discussions with all potential interested parties and whether other parties might be interested in acquiring the Company at a valuation equal to or greater than $18.50 per Share. It was concluded that it would be highly unlikely for another bidder to emerge, given the Company had not received any other indications of interest that would lead to a similar offer. Pillsbury again reviewed with the Company Board its fiduciary duties during a potential sale process and answered questions. Management then reviewed with the Company Board the risks and benefits of continuing as a standalone entity and the status of the Company's business, including the Company's projections and prospects and the challenges facing the optical components industry. After discussion, the Company Board authorized and directed the Company's management to proceed with the transaction at the proposed offer price of $18.50.

        On March 14, 2016, Shearman & Sterling sent a revised draft of the Merger Agreement to Pillsbury.

        On March 16, 2016, representatives from the Company, Corning, Pillsbury, Shearman & Sterling and Cowen met in Palo Alto, California at the offices of Pillsbury to negotiate the outstanding terms of the Merger Agreement, including the offer conditions, representations and warranties and remedies. Representatives from Corning also requested updates on the Company's January and February 2016 financial results, which the Company agreed to provide later in the week.

        On March 17, 2016, Shearman & Sterling sent a revised draft of the Merger Agreement to Pillsbury.

        On March 18, 2016, representatives from the Company, Corning, Pillsbury, Shearman & Sterling and Cowen participated in a conference call to negotiate the Merger Agreement. Later that day, Pillsbury sent a revised draft of the Merger Agreement to Shearman & Sterling. On this same day, management of the Company sent the Company's five year projections to the Company Board in anticipation of its next special meeting. Later that day, the Company disclosed to Corning and Cowen its preliminary January and February 2016 results and outlook for the first quarter. Noting the softer than expected first 2 months of the year, Corning informed representatives of Cowen that it would suspend negotiations to review and consider the Company's January and February 2016 results and outlook for the first quarter.

        On March 19, 2016, the Company and Corning held a telephonic meeting to discuss the status of the Company's preliminary January and February 2016 results and outlook for the first quarter, as well as the overall business outlook, which indicated weak preliminary first quarter revenue that was below the guidance previously provided by the Company.

        On March 21, 2016, the Company and Corning held another telephonic meeting to discuss the status of the Company's preliminary January and February 2016 results and the Company's forecast for the first quarter.

        On March 23, 2016, the Company Board held a special telephonic meeting. Representatives of Cowen and the Company's management provided an update on the status of the transaction and the recent discussion with Corning regarding the Company's forecast for the first quarter of 2016.

        Later this same day, representatives of Corning held a telephonic discussion with the Company's management to further discuss the Company's preliminary January and February 2016 results and outlook for the first quarter, as well as the overall business outlook.

        On March 24, 2016, Corning communicated to representatives of Cowen that it might be willing to continue the negotiations of the transaction at the previously agreed offer price of $18.50 per Share, subject to an in person meeting to further understand the Company's preliminary first quarter results and to conduct detailed financial due diligence.

        On March 29, 2016, the Company and Corning held an in person meeting to further discuss the status of the Company's preliminary first quarter results and to conduct detailed financial due diligence.

        On March 30, 2016, Corning communicated that they would like to continue the negotiations of the transaction at the previously agreed offer price of $18.50 per Share.

        On March 31, 2016, Shearman & Sterling sent a revised draft of the Merger Agreement to Pillsbury. The revised draft of the Merger Agreement provided that Corning may, at its option, extend the Offer for a period of ten business days, but not beyond June 3, 2016, if the closing of the transactions contemplated by the Transaction Agreement, dated as of December 10, 2015, among The Dow Chemical Company, Corning, Dow Corporation and HS Upstate Inc. (the "Dow Corning Transaction") has not occurred prior to the expiration of the Offer (the "Dow Corning Extension") and it specified that Corning would have the right to assign the Merger Agreement to any entity that may become a subsidiary of Corning and that Corning would fulfill its obligations in the Merger Agreement if such assignee failed to do so.

        On April 1, 2016, representatives from the Company, Cowen, Pillsbury, Corning and Shearman & Sterling participated in a conference call to discuss and negotiate the Merger Agreement, including the offer conditions, certain representations and warranties and the Dow Corning Extension.

        On April 2, 2016, Pillsbury sent a revised draft of the Merger Agreement to Shearman & Sterling.

        On April 4, 2016, Shearman & Sterling circulated a revised draft of the Merger Agreement to Pillsbury.

        On April 5, 2016, the Company Board convened telephonically. Representatives of Cowen and Pillsbury provided updates on the current status of the transaction and the negotiation of the Merger Agreement. The Company Board and Cowen representatives discussed in detail whether other parties might be interested in acquiring the Company at a valuation equal to or greater than $18.50 per Share. It was concluded that it would be highly unlikely for another bidder to emerge, given the Company had not received any other indications of interest that would lead to a similar offer despite the broad review process initiated by Cowen and management. Representatives from Cowen then reviewed with the Company Board its financial analysis of the proposed consideration of $18.50 per Share. Representatives from Pillsbury then reviewed with the Company Board its fiduciary duties in the context of a potential sale transaction. Pillsbury also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit the Company to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Corning's matching rights, the Company Board's right to change its recommendation, termination provisions, the termination fee, circumstances under which the termination fee would be payable and the potential Dow Corning Extension. The Company Board asked questions and discussed the provisions of the Merger Agreement. Management then reviewed with the Company Board the risks and benefits of continuing as a standalone entity and the status of the Company's business, including the Company's revised projections through 2021, and the prospects and challenges facing the optical components industry. The Company Board directed management and Pillsbury to continue negotiating the Merger Agreement. On the same day Pillsbury sent a revised draft of the Merger Agreement to Shearman & Sterling.

        On April 6, 2016, representatives from Shearman & Sterling, Corning and Pillsbury participated in a conference call to negotiate the outstanding terms of the Merger Agreement.

        On April 6 and 7, 2016, Shearman & Sterling and Pillsbury exchanged revised drafts of the Merger Agreement.

        On April 7, 2016, the Company Board held a special telephonic meeting to review the final terms of the Merger Agreement and to consider and approve the transaction, with representatives from Pillsbury and Cowen participating. Representatives from Cowen reviewed with the Company Board an updated financial analysis of the proposed consideration of $18.50 per Share, responded to questions from the Company Board regarding its financial analysis, and delivered Cowen's opinion to the Company Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the consideration of $18.50 per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders. Representatives from Pillsbury reviewed with the Company Board the changes to the Merger Agreement from the version sent to the Company Board in advance of the prior meeting and responded to questions. Representatives from Pillsbury again reviewed with the Company Board its fiduciary duties in the context of a potential sale transaction. Pillsbury then reviewed and discussed with the Company Board the proposed resolutions regarding the transaction. After further discussion, for the reasons more fully described in "Item 4—The Solicitation or Recommendation—Reasons for the Recommendation", the Company Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable and in the best interest of the Company and its stockholders, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to the Purchaser in the Offer. In addition, the non-employee directors of the Company Board unanimously resolved that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, constitute a "Permitted Offer" under the Amended and Restated Rights Agreement dated March 10, 2011, between the Company and American Stock Transfer & Trust Company, LLC (the "Rights Agreement") and shall not cause the rights to become exercisable under the Rights Agreement.

        Later that day, the parties entered into the Merger Agreement. Corning and the Company then issued a joint press release announcing the execution of the Merger Agreement after the close of trading. On the same day the Company also announced preliminary first quarter 2016 revenues of $12.4 million, which was below the Company's previously provided guidance of $17 to $19 million.

Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, the Company Board consulted with management, Cowen and Pillsbury and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to AFOP's stockholders, the Company Board relied upon and considered numerous factors, including the following material factors, each of which is supportive of its determination and recommendation:

  •
  Value and Form of Merger Consideration.

  •
  the $18.50 price per Share to be received by the holders of Shares in the Offer and the Merger and the historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the Offer Price to be paid for each Share represents approximately (i) a 24% premium to the closing price of $14.92 per Share on April 6, 2016, (ii) a 32.2% premium to the average closing price for the 30 days prior to April 6, 2016, and (iii) a 53.8% and (14.9)% premium to the low and high trading prices, respectively, over the 12 month period ended April 6, 2016;

  •
  the Offer Price will be paid in cash providing certainty, immediate value and liquidity to AFOP's stockholders. The Company Board determined that this certainty of value was compelling compared to the potential long-term value of AFOP's business taking into account the risks of remaining a standalone entity and executing AFOP's current and proposed business plans;

  •
  Risks of Continuing to Operate as a Standalone Entity.  The Company Board's assessment of its prospects for substantially increasing stockholder value as a standalone company above the Offer Price, including its consideration of the following factors:

  •
  the relatively small size and scale of AFOP's operations, which have challenged the growth of its business and its prospects for future growth;

  •
  the current industry trend toward consolidation, which has resulted in larger competitors who have greater access to capital and larger customers than AFOP;

  •
  the continued cyclicality in the optical components industry and its effect on AFOP's business;

  •
  AFOP's reliance on a limited number of customers for a substantial portion of its revenue and the impact that fluctuations in orders and the potential loss of one or more significant customers could have on its business;

  •
  the risk of delay or interruption in anticipated revenue from new customers, which could be affected by multiple factors, such as general market timing, technological risks, and other factors not directly controlled by AFOP;

  •
  the potential challenges associated with succession planning given the importance of the Company's founder and CEO to customer relationships and business strategy; and

  •
  that despite its profitability, the Company's growth has declined while its competitors have begun to match or exceed the Company's growth resulting in a negative impact on AFOP's stock price relative to its peers.

    The Company Board also considered the risk and uncertainty associated with AFOP's business, including the risk factors set forth in AFOP's Annual Report on Form 10-K for the year ended December 31, 2015. In addition, the Company Board reviewed AFOP's historical and recent financial performance and results of operations, its prospects and long-term strategy, including the Company's financial projections through 2021 (see "Item 4. The Solicitation or Recommendation—Certain Prospective Financial Information"), and general economic, industry and stock market conditions;

  •
  Opinion of Cowen.  The financial analyses presented to the Company Board by Cowen with respect to the Offer and the Merger and the opinion of Cowen to the Company Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of April 7, 2016, the consideration of $18.50 per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders. See "Item 4. The Solicitation or Recommendation—Opinion of AFOP's Financial Advisor;"

  •
  Available Alternatives; Results of Discussions with Additional Third Parties.  The possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another buyer, or continuing to operate as an independent entity, and the desirability and perceived risks of those alternatives), the potential benefits to AFOP's stockholders of these alternatives and the timing and the likelihood of completing such alternatives, as well as the likelihood that such alternatives could result in greater value for AFOP's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the results of the process conducted by the Company Board prior to approval of the Merger Agreement, with the assistance of AFOP's management and Cowen, to evaluate a potential sale of the Company, including the results of discussions with a total of eleven third parties regarding their interest in a potential business combination with AFOP, including that, of all the parties contacted in the potential sale process, only Parent submitted a written indication of interest. In addition, the Company Board considered the unlikely event that other bidders would make a superior proposal to acquire AFOP, given that third parties contacted by Cowen have not expressed interest or did not appear likely to express interest to acquire AFOP at a price higher than the Offer Price;

  •
  Ability of Parent and Purchaser to Pay Merger Consideration with No Financing Condition.  The Company Board considered the financial ability of Parent and Purchaser (and Parent and Purchaser's representations to such effect), and the Company Board's comfort that Parent and Purchaser have the funds necessary to consummate the Offer and the Merger and that the Offer and the Merger are not subject to a financing condition;

  •
  Likelihood of Completion.  The Company Board also considered that the Transactions would likely be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition and the fact that if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration time, the Merger Agreement provides that Purchaser may extend the Offer on one or more occasions, for an additional period of up to twenty business days per extension;

  •
  Timing of Completion.  The Company Board considered the anticipated timing of the Transactions and the fact that two-step mergers can often be completed more promptly than would have been the case with a merger alone, meaning that all stockholders are likely to receive the Offer Price for their Shares promptly. The Company Board's also considered the business reputation of Corning and its management and the substantial financial resources of Corning and, by extension, Purchaser, supported the conclusion that a transaction with Corning and Purchaser could be completed relatively quickly and in an orderly manner;

  •
  The terms and conditions of the Merger Agreement, including:

  •
  the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that AFOP's stockholders accept the Offer and tender their Shares in connection with an unsolicited bona fide acquisition proposal that the Company Board concludes in good faith (after consultation with Cowen and Pillsbury) constitutes a superior proposal, and AFOP's right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement, in both cases after giving Parent four business days' notice and providing a "matching right" prior to withdrawing or modifying its recommendation and subject to payment of a termination fee;

  •
  the Company Board may withdraw or modify its recommendation in response to a material development or change in circumstances (not in connection with a competing acquisition proposal) that was not known to the Company Board as of the date of the Merger Agreement, if, in each case, it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable law;

  •
  the customary nature of the conditions to Parent's obligations to consummate the Offer and the Merger and the risk of non-satisfaction of such conditions;

  •
  the conclusion of the Company Board that the termination fee of $10,541,022 (approximately 3.5% of the equity value of the Transactions) which is payable by AFOP if the Merger Agreement is terminated in connection with a superior proposal or certain other events is customary and reasonable and will not unduly inhibit the Company Board from approving a superior proposal if such were available; and

  •
  the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Parent to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if a majority of the outstanding Shares are tendered in the Offer;

  •
  Arm's Length Negotiations.  The Company Board's belief that as a result of arm's-length negotiations with Parent, AFOP and its representatives had negotiated the highest price per Share that Parent was willing to pay for AFOP and that the terms of the Merger Agreement include the most favorable terms to AFOP in the aggregate to which Parent was willing to agree; and

  •
  Availability of Appraisal Rights.  The availability of statutory appraisal rights under the DGCL in connection with the Merger for AFOP's stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield a greater per Share amount than the Merger would.

        The Company Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

  •
  Inability to Participate in Future Growth.  The fact that AFOP's stockholders will not participate in any future earnings or growth of AFOP as an independent company and will not benefit from any future appreciation in the value of AFOP, including appreciation resulting from potential synergies with Corning resulting from the Transactions;

  •
  Effect of Public Announcement.  Possible effects of the announcement and pendency of the Merger Agreement and the Offer on AFOP's operations, employee retention, and relationships with distributors, customers, and suppliers;

  •
  Restrictions on Conduct of Business.  The restrictions in the Merger Agreement on the conduct of AFOP's business prior to the consummation of the Merger, which may delay or prevent AFOP from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger, and the potentially adverse impact on AFOP's business and financial condition if the Offer is not consummated and the Merger does not occur;

  •
  Significant Monetary and Opportunity Costs.  The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger, and the related disruption to AFOP's operations;

  •
  No Solicitation of Alternative Acquisition Proposals.  The restrictions in the Merger Agreement that prohibit AFOP from soliciting or initiating discussions with third parties regarding a competing offer for AFOP, and place certain constraints on AFOP's ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Company Board;

  •
  Termination Fee.  The termination fee payable to Parent upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for AFOP that might be more advantageous to AFOP's stockholders, and the impact of the termination fee on AFOP's ability to engage in certain other transactions following the termination of the Merger Agreement;

  •
  Tax Treatment.  The gain realized by AFOP's stockholders as a result of the Offer and the second-step Merger generally will be taxable for U.S. federal income tax purposes; and

  •
  Potential Conflicts of Interest of Officers and Directors.  The arrangements and possible conflicts of interest of AFOP's officers and directors. See "Item 3—Past Contacts, Transactions, Negotiations and Agreements."

        The Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

        The foregoing discussion of the Company Board's reasons for its recommendation that AFOP's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Company Board in consideration of its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different factors.

        For the reasons described above, the Company Board unanimously recommends that AFOP's stockholders accept the Offer and tender their Shares in the Offer.

Intent to Tender

        To AFOP's knowledge, after making reasonable inquiry, all of its executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Prospective Financial Information

        AFOP's management does not as a matter of course make public projections as to future performance or earnings beyond the then current quarter or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates and uncertainty inherent in the Company's business. However, in connection with its strategic planning process and a potential sale of the Company, in April 2015, AFOP's management prepared certain financial projections for the remainder of fiscal year 2015 and for fiscal year 2016 (the "April 2015 Projections").

        Before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of AFOP, and in connection with their review, Parent received certain non-public information concerning AFOP, including the April 2015 Projections. This information was also furnished to Cowen. The April 2015 Projections were subsequently updated by management in May 2015, to include the actual results from the first quarter of 2015, and were again provided to Parent and Cowen.

        Additionally, in March 2016, management prepared financial projections for the remainder of fiscal year 2016 and for fiscal years 2017 through 2021 for the Company Board to consider in evaluating the Transactions (the "March 2016 Projections"). This information was also furnished to Cowen. The March 2016 Projections were subsequently updated by management in April 2016 (the "April 2016 Projections" and together with the March 2016 Projections and the unlevered after-tax cash flow discussed below, the "Projections"), to include the preliminary results from the first quarter of 2016, and were again provided to Cowen.

        The Company Board and management instructed Cowen to rely on the April 2016 Projections as the basis for its analyses in rendering its opinion described in more detail below in "—Opinion of AFOP's Financial Advisor".

        The Projections were developed from historical financial statements and a series of assumptions and estimates of management. The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American

Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles ("GAAP"). In particular, the amounts presented for net income, earnings per share, EBITDA and unlevered after-tax cash flow are all non-GAAP numbers as they exclude stock-based compensation expense and quarterly bonus accrual. The Company's independent registered public accounting firm has not examined, compiled, or performed any procedures with respect to the Projections.

        AFOP's future financial results may materially differ from those expressed in the Projections due to factors that are beyond management's ability to control or predict. AFOP cannot guarantee that any of these Projections will be realized or that its future financial results will not materially vary from the Projections. Other than as discussed above, the Projections have not been updated since they were prepared, and do not take into account any circumstances or events occurring after the date they were prepared, including the April 7, 2016 announcement of the parties' entry into the Merger Agreement or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context. The projections should not be used as public guidance and will not be provided in the ordinary course of AFOP's business in the future.

        We have included in this Schedule 14D-9 the Projections to give AFOP's stockholders access to certain nonpublic information that was available to the Company Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, as well as to Cowen in rendering its opinion described below. The Projections are not being included in this Schedule 14D-9 to influence the decision of any AFOP stockholder whether to tender Shares in the Offer. The information from the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding AFOP contained in AFOP's filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

        For the foregoing and other reasons, stockholders and readers of this Schedule 14D-9 are cautioned that the inclusion of the Projections in this Schedule 14D-9 should not be regarded as a representation or guarantee that the targets will be achieved or have been achieved and that they should not rely on the Projections.

        The projections are forward-looking statements and are qualified in their entirety by risks and uncertainties that could result in the projections not being achieved, including, but not limited to, demand for AFOP's products, AFOP's reliance on a small number of customers, its ability to timely develop new products, conditions in the markets for AFOP's products, factors affecting the optical component industry, general business and economic conditions, the effects of competition and consolidation in the industry, and other risks and uncertainties contained in AFOP's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015. Neither AFOP nor Parent, or any of their respective affiliates, advisors, officers, directors or representatives, has made or makes any representation to any AFOP stockholder or other person regarding the ultimate performance of AFOP compared to the information contained in the projections or that the projections will be achieved. AFOP has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the projections. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9 or in AFOP's other periodic reports are not applicable to any forward looking statements made in connection with the Offer, including the projections. Please refer to the section entitled "Forward-Looking Statements" under "Item 8—Additional Information."

        A summary of the information that was included in the Projections is set forth below.

  March 2016 Projections(1)

(In millions, except for earnings per share)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$82.0	$92.3	$101.5	$111.7	$121.8	$132.7
Net Income (non-GAAP)	17.5	19.6	22.1	24.5	27.0	29.2
Earnings per share (non-GAAP)	1.11	1.23	1.39	1.53	1.68	1.81
EBITDA (non-GAAP)(2)	24.7	27.8	31.0	34.4	37.8	41.2

  April 2016 Projections(1)

(In millions, except for earnings per share)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$82.0	$90.0	$100.0	$110.0	$119.0	$128.0
Net Income (non-GAAP)	15.8	18.2	20.6	23.0	25.0	26.7
Earnings per share (non-GAAP)	1.00	1.15	1.30	1.44	1.56	1.66
EBITDA (non-GAAP)(2)	23.2	26.5	29.8	33.3	36.1	38.6

  Unlevered After-tax Cash Flow

(In millions)	2016E	2017E	2018E	2019E	2020E
Unlevered After-tax Cash Flow (non-GAAP)(3)	$13.4	$15.8	$18.2	$20.8	$20.9

(1)
The non-GAAP financial information presented in the Projections above excludes stock-based compensation expense and quarterly bonus accrual.

(2)
EBITDA is earnings before interest, taxes, depreciation and amortization and also excludes stock-based compensation expense and quarterly bonus accrual.

(3)
Derived by Cowen based upon information provided by the management of the Company as EBITDA (non-GAAP) less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures and less increases in net working capital.

Opinion of AFOP's Financial Advisor

        The Company retained Cowen to act as its financial advisor in connection with the Offer and the Merger and to render an opinion to the Company Board as to the fairness, from a financial point of view, of the consideration of $18.50 per Share to be received by the holders of the Shares in the Offer and the Merger.

        On April 7, 2016, Cowen delivered its opinion to the Company Board, to the effect that and subject to the various assumptions and limitations set forth therein, as of that date, the consideration of $18.50 per Share to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of Cowen, dated April 7, 2016, is attached as Annex I hereto and is incorporated by reference. The Company encourages holders of the Shares to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. Cowen's analyses and opinion were prepared for and addressed to the Company Board and are directed only to the fairness, from a financial point of view, of the consideration of $18.50 per Share to be received by the stockholders of the Company in the Offer and the Merger. Cowen's opinion is not a recommendation to any stockholder or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the Offer and the Merger or otherwise.

        In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

  •
  a draft of the Merger Agreement dated April 6, 2016;

  •
  certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;

  •
  certain internal financial analyses, financial forecasts, reports and other information concerning the Company, prepared by the management of the Company ("Company Forecasts");

  •
  discussions Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters Cowen deemed relevant;

  •
  certain operating results of the Company as compared to the operating results of certain publicly traded companies Cowen deemed relevant;

  •
  the reported price and trading history of the Shares as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

  •
  certain financial terms of the Offer and the Merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant; and

  •
  such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

        In conducting its review and arriving at its opinion, Cowen, with the consent of the Company Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by the Company or which was publicly available or was otherwise reviewed by Cowen. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Cowen relied upon, without independent verification, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, Cowen did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. Cowen further relied upon the Company's representation that all information provided to it by the Company was accurate and complete in all material respects. Cowen, with the consent of the Company Board, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such forecasts provided a reasonable basis for its opinion. Cowen expressed no opinion as to the Company Forecasts or the assumptions on which they were made. Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Cowen became aware after the date of its opinion.

        Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Cowen. Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor was Cowen furnished with such materials. In addition, Cowen did not evaluate the solvency or fair value of the Company, Corning or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cowen's opinion does not address any legal, tax or accounting matters related to the Merger Agreement or the

Offer and the Merger, as to which it assumed that the Company and the Company Board have received such advice from legal, tax and accounting advisors as each has determined appropriate. Cowen's opinion addressed only the fairness of the consideration of $18.50 per Share, from a financial point of view, to the stockholders of the Company. Cowen expressed no view as to any other aspect or implication of the Offer and the Merger or any other agreement, arrangement or understanding entered into in connection with the Offer and the Merger or otherwise. Cowen's opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion. It should be understood that although subsequent developments may affect Cowen's opinion, Cowen does not have any obligation to update, revise or reaffirm its opinion and expressly disclaims any responsibility to do so. Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

        In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Cowen assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Cowen. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Offer and the Merger. Cowen assumed that the Offer and the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

        It is understood that Cowen's opinion was intended for the benefit and use of the Company Board in its consideration of the financial terms of the Offer and the Merger and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with Cowen's prior written approval. However, Cowen's opinion may be reproduced in full in disclosure documents relating to the Offer and the Merger which the Company is required to file under the Securities Exchange Act of 1934, as amended, including this Schedule 14D-9. Cowen's opinion is not a recommendation to any stockholder of the Company or any other person as to whether such stockholder or such person should tender Shares in the Offer or take any other action in connection with the Offer and the Merger or otherwise. Cowen was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, Cowen has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company or whether Corning has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration of $18.50 per Share.

Summary of Material Financial Analyses

        The following is a summary of the material financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the Company Board and the management of the Company the assumptions on which such analyses were based and other factors, including the historical and projected financial results of the Company.

        In performing the financial analyses summarized below, Cowen utilized and relied upon the Company Forecasts, including the Company's forecasted revenues, EBITDA (non-GAAP) and earnings per share (non-GAAP), as well as the Company's unlevered after-tax cash flow (non-GAAP), all as described in additional detail above in the section entitled "—Certain Prospective Financial Information" beginning on page 25 of this Schedule 14D-9.

        Transaction Overview.    For informational purposes only, Cowen reviewed the closing prices of the Shares on various days and over various periods. The table below illustrates the stock prices for those days and periods and the premium implied by the consideration of $18.50 per Share to the historical stock prices.

	Historical Share Price	Premium Implied by Consideration
April 6, 2016	$14.92	24.0%
1 week prior to April 6, 2016 (Spot)	$14.76	25.3%
1 month prior to April 6, 2016 (Spot)	$13.35	38.6%
3 months prior to April 6, 2016 (Spot)	$14.42	28.3%
6 months prior to April 6, 2016 (Spot)	$17.97	2.9%
9 months prior to April 6, 2016 (Spot)	$20.15	(8.2)%
12 months prior to April 6, 2016 (Spot)	$17.43	6.1%
3 years prior to April 6, 2016 (Spot)	$7.01	163.9%
High during 12 months ending on April 6, 2016 (July 23, 2015) (Spot)	$21.73	(14.9)%
Low during 12 months ending on April 6, 2016 (February 19, 2016)(Spot)	$12.03	53.8%
High during 2 years ending on April 6, 2016 (May 29, 2014) (Spot)	$22.31	(17.1)%
Low during 2 years ending on April 6, 2016 (October 10, 2014) (Spot)	$11.22	64.9%
High during 3 years ending on April 6, 2016 (September 18, 2013) (Spot)	$22.99	(19.5)%
Low during 3 years ending on April 6, 2016 (April 12, 2013) (Spot)	$6.81	171.7%
1 week ending on April 6, 2016 (Average)	$14.72	25.7%
1 month ending on April 6, 2016 (Average)	$14.00	32.2%
3 months ending on April 6, 2016 (Average)	$13.90	33.1%
6 months ending on April 6, 2016 (Average)	$14.74	25.5%
9 months ending on April 6, 2016 (Average)	$16.11	14.9%
12 months ending on April 6, 2016 (Average)	$16.88	9.6%
3 years ending on April 6, 2016 (Average)	$15.68	18.0%

        Analysis of Selected Publicly Traded Companies.    To provide contextual data and comparative market information, Cowen compared selected operating and financial data and multiples for the Company to the corresponding data and multiples of certain other companies in the optical components industry (the "Selected Companies") whose securities are publicly traded and that Cowen believes have one or more business or operating characteristics, market valuations and trading valuations similar to what might be expected of the Company. These companies were:

  •
  Applied Optoelectronics, Inc.

  •
  EMCORE Corporation

  •
  Finisar Corporation

  •
  II-VI Incorporated

  •
  Lumentum Holdings Inc.

  •
  NeoPhotonics Corporation

  •
  Oclaro, Inc.

  •
  O-Net Technologies (Group) Limited

        The data and multiples reviewed by Cowen included the market capitalization of common stock plus debt and debt-like instruments less cash ("Enterprise Value") of each of the Selected Companies, as a multiple of revenues and as a multiple of earnings before interest expense, income taxes, depreciation, amortization, stock-based compensation expense and non-recurring items ("Adjusted EBITDA"), and the multiple of the current price per share of each of the Selected Companies to the earnings per share before stock-based compensation expense and non-recurring items ("Adjusted EPS") reported or estimated for the Selected Companies, in each case, for calendar years 2015 and 2016 (such estimates as available from Capital IQ, Bloomberg and research analyst reports, as applicable).

        The following table presents the multiple of Enterprise Value to Adjusted EBITDA and revenues, and the multiple of price per share to reported or estimates of Adjusted EPS, in each case, for calendar years 2015 and 2016. The information in the table is based on the closing stock prices of the Selected Companies on April 6, 2016.

Selected Companies Multiples
	Low	Mean	Median	High
Enterprise Value as a multiple of:
CY2015A Adjusted EBITDA	4.0x	10.6x	10.9x	14.3x
CY2016E Adjusted EBITDA	2.7x	9.4x	9.5x	17.3x
CY2015A Revenue	0.3x	1.5x	1.6x	2.0x
CY2016E Revenue	0.2x	1.3x	1.4x	1.6x
Price as a multiple of CY2015A Adjusted EPS	14.4x	21.5x	19.7x	27.3x
Price as a multiple of CY2016E Adjusted EPS	10.3x	19.3x	18.3x	35.8x

        Based upon the information presented in the tables above, Cowen's experience in the optical components industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges and using the Company's historical and forecasted revenues, EBITDA (non-GAAP) and earnings per share

(non-GAAP) for calendar years 2015 and 2016, in each case, compared to the consideration of $18.50 per Share.

	Reference Multiple Range	Implied Value per Share
Enterprise Value as a multiple of:
CY2015A EBITDA (non-GAAP)	9.5x - 11.5x	$16.40 - $19.35
CY2016E EBITDA (non-GAAP)	8.5x - 10.5x	$14.09 - $16.84
CY2015A Revenue	1.3x - 1.8x	$8.57 - $11.02
CY2016E Revenue	1.1x - 1.6x	$7.64 - $10.12
Price as a multiple of CY2015A earnings per share (non-GAAP)	17.5x - 21.5x	$16.55 - $20.33
Price as a multiple of CY2016E earnings per share (non-GAAP)	16.0x - 20.0x	$15.97 - $19.97

        Although the Selected Companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies and the Company to which they are being compared.

        Analysis of Selected Transactions.    Cowen reviewed the financial terms, to the extent publicly available, of 29 transactions (the "Selected Transactions") involving the acquisition of companies in the optical components industry, which were announced since January 2007. These transactions and the dates announced were:

Month and Year Announced	Acquiror	Target
November 2014	Koch Industries, Inc.	Oplink Communications, Inc.
November 2014	M/A-COM Technology Solutions Holdings, Inc.	BinOptics Corporation
October 2014	NeoPhotonics Corporation	EMCORE Corporation (Narrow Linewidth Tunable Laser Product Line)
January 2014	Finisar Corporation	u2t Photonics AG
October 2013	II-VI Incorporated	Oclaro Technology Limited (Fiber Amplifier and Micro-Optics Business)
September 2013	II-VI Incorporated	Oclaro Technology Limited (Zurich Gallium Arsenide Laser Business)
May 2013	Mellanox Technologies, Ltd.	Kotura, Inc.
April 2013	Avago Technologies Limited	CyOptics, Inc.
January 2013	NeoPhotonics Corporation	Lapis Semiconductor Co., Ltd. (Optical Components Unit)
December 2012	Exotic Electro-Optics, Inc.	Lightworks Optics, Inc.
July 2012	Finisar Corporation	RED-C Optical Networks, Inc.
March 2012	Sumito Electric Device Innovations U.S.A., Inc.	EMCORE Corporation (Assets)
March 2012	Oclaro, Inc.	Opnext, Inc.
October 2011	Eurazeo Croissance	3S Photonics S.A.S.
September 2011	NeoPhotonics Corporation	Santur Corporation
May 2011	IDEX Corporation	CVI Melles Griot
March 2011	Finisar Corporation	Ignis ASA
November 2010	Ignis ASA	SmartOptics AS
October 2010	Francisco Partners	Source Photonics Inc.
July 2010	Oclaro, Inc.	Mintera Corporation
December 2009	Oclaro, Inc.	Xtellus, Inc.
July 2008	Opnext, Inc.	StrataLight Communications, Inc.
May 2008	Finisar Corporation	Optium Corporation
January 2008	JDS Uniphase Corporation	Westover Scientific Inc. (Assets)
December 2007	EMCORE Corporation	Intel Corp. (Optical Division)
May 2007	Emerson Electric Company	Stratos International, Inc.
April 2007	Oplink Communications, Inc.	Optical Communication Products, Inc.
February 2007	JDS Uniphase Corporation	Picolight Incorporated
January 2007	MRV Communications, Inc.	Fiberxon, Inc.

        Cowen reviewed the Enterprise Value paid in each of the Selected Transactions as a multiple of Adjusted EBITDA for the next twelve months ("NTM"), and as a multiple of revenues for the latest twelve months ("LTM") and the next twelve months.

        The following table presents the multiple of Enterprise Value to Adjusted EBITDA and revenues for the periods indicated.

Selected Transactions Multiples
	Low	Mean	Median	High
Enterprise Value as a multiple of:
NTM Adjusted EBITDA(1)	5.2x	8.3x	7.1x	13.6x
LTM Revenue(2)	0.4x	1.7x	1.5x	5.5x
NTM Revenue(3)	0.3x	1.3x	1.3x	2.2x

(1)
The transaction involving StrataLight Communications, Inc. as the target company was excluded from the mean and median calculations because negative multiples were considered not meaningful. In addition, the multiples for the following target companies were not available: BinOptics Corporation, EMCORE Corporation (Narrow Linewidth Tunable Laser Product Line), u2t Photonics AG, Oclaro Technology Limited (Fiber Amplifer and Micro-Optics Business), Oclaro Technology Limited (Zurich Gallium Arsenide Laser Business), Kotura, Inc., Lapis Semiconductor Co., Ltd. (Optical Components Unit), Lightworks Optics, Inc., RED-C Optical Networks, Inc., EMCORE Corporation (Assets), 3S Photonics SAS, Santur Corporation, CVI Melles Griot, SmartOptics AS, Source Photonics Inc., Mintera Corporation, Xtellus, Inc., Westover Scientific Inc. (Assets), Intel Corp. (Optical Division), Stratos International, Inc., Optical Communication Products, Inc., Picolight Incorporated and Fiberxon, Inc.

(2)
The multiple for the transaction involving Intel Corp. (Optical Division) as the target company was not available.

(3)
The multiples for the following target companies were not available: BinOptics Corporation, EMCORE Corporation (Narrow Linewidth Tunable Laser Product Line), u2t Photonics AG, Oclaro Technology Limited (Fiber Amplifer and Micro-Optics Business), Oclaro Technology Limited (Zurich Gallium Arsenide Laser Business), Kotura, Inc., Lightworks Optics, Inc., EMCORE Corporation (Assets), 3S Photonics SAS, Santur Corporation, CVI Melles Griot, SmartOptics AS, Source Photonics Inc., Mintera Corporation, Westover Scientific Inc. (Assets), Stratos International, Inc. and Picolight Incorporated.

        Cowen also reviewed the Enterprise Value paid in each of the Selected Transactions as a multiple of LTM Adjusted EBITDA, to the extent publicly available, but did not derive an implied value per Share using such multiples because such multiples were available for only eight target companies, of which five were considered not meaningful because the multiples were either greater than 20.0x LTM Adjusted EBITDA or were negative, leaving only three multiples remaining, which Cowen did not consider a sufficient data set for purposes of its analysis.

        Based upon the information presented in the table above, Cowen's experience in the optical components industry and its professional judgment, Cowen selected implied reference multiple ranges. The following table presents the implied value per Share based on the selected multiple ranges using the Company's forecasted NTM EBITDA (non-GAAP) and LTM and forecasted NTM revenues, in each case, compared to the consideration of $18.50 per Share.

	Reference Multiple Range	Implied Value per Share
Enterprise Value as a multiple of:
NTM EBITDA (non-GAAP)	6.5 - 8.5x	$11.31 - $14.09
LTM Revenue	1.3x - 1.8x	$8.57 - $11.02
NTM Revenue	1.0x - 1.5x	$7.14 - $9.62

        Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Offer and the Merger, and none of the companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company to which they are being compared.

        Discounted Cash Flow Analysis.    Cowen estimated a range of values for the Shares based upon the discounted present value of the Company's projected unlevered after-tax cash flow (non-GAAP) for the fiscal years ending in 2016 through 2020, and the terminal value of the Company based on multiples of the Company's forecasted EBITDA (non-GAAP) for the fiscal year ended December 31, 2021. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with, the management of the Company. In performing this analysis, Cowen utilized discount rates ranging from 11.5% to 13.5%, which were selected based on the estimated weighted average cost of capital of the Company. Cowen utilized terminal multiples of EBITDA (non-GAAP) ranging from 8.5x to 10.5x, which range was selected by Cowen in its professional judgment and based on the multiples of 2016 Adjusted EBITDA observed for the Selected Companies.

        Utilizing this methodology, the implied value per Share ranged from $16.29 to $20.11, compared to the consideration of $18.50 per Share.

        The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised the Company Board, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by the Company Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

        Cowen was selected by the Company to render an opinion to its Company Board because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Cowen and its affiliates may actively trade or hold the securities of the Company for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of Cowen's opinion, Cowen has not received fees for financial advisory or investment banking services from the Company, Corning or any other party to the Merger Agreement. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Corning and may receive fees for the rendering of such services. The issuance of Cowen's opinion was approved by Cowen's Fairness Opinion Review Committee.

        Pursuant to the engagement letter between Cowen and the Company, if the Offer is consummated, Cowen will be entitled to receive a transaction fee of approximately $3.1 million. The Company has agreed to pay a fee of $400,000 to Cowen for rendering its opinion dated April 7, 2016, which fee shall be credited against any transaction fee paid. Additionally, the Company has agreed to reimburse Cowen for its out-of-pocket expenses, including attorneys' fees, and has agreed to indemnify Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm's length between the Company and Cowen, and the Company Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the consummation of the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        AFOP has retained Cowen as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Cowen by AFOP is set forth in "Item 4. The Solicitation or Recommendation—Opinion of AFOP's Financial Advisor" and is hereby incorporated by reference in this Item 5.

        Neither AFOP nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to AFOP's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of AFOP, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below and other than the vesting of stock options and restricted stock units in accordance with their terms, no transactions with respect to Shares have been effected by AFOP or, to the knowledge of AFOP after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
David A Hubbard	4/8/2016	25,000	$18.45	Sale of Shares on the open market pursuant to a Rule 10b5-1 trading plan adopted by Mr. Hubbard on August 28, 2015
Richard Black	4/18/2016	12,000	$4.125	Exercise of option that would have otherwise expired on May 3, 2016

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, AFOP is not undertaking or engaged in any negotiations in response to the Offer which relate to:

  •
  a tender offer or other acquisition of AFOP's securities by AFOP, any subsidiary of AFOP or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving AFOP or any subsidiary of AFOP;

  •
  any purchase, sale or transfer of a material amount of assets by AFOP or any subsidiary of AFOP; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of AFOP.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

Vote Required to Approve the Merger

        The Board has in accordance with the DGCL unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable and in the best interest of the Company and its stockholders, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to the Purchaser in the Offer.

        If the Offer is consummated, AFOP does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, AFOP, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of AFOP in accordance with Section 251(h) of the DGCL.

        AFOP has had a stockholder rights plan since May 29, 2001, which was amended and restated in March of 2011 (as amended, "Stockholder Rights Plan"). A stockholder rights plan, also referred to as a poison pill, is a "common feature of the corporate landscape" (Selectica, Inc. v. Versata Enters., Inc., 2010 WL 703062, at *12 (Del. Ch. Feb. 26, 2010)) and a device established by companies to deter unsolicited takeover attempts. Under AFOP's Stockholder Rights Plan, stockholders have been issued rights, which upon the occurrence of certain triggering events, such as the public announcement that any person or entity has acquired 15% or more of the outstanding shares of Common Stock of the Company, would permit stockholders who are not affiliated with a hostile acquirer to purchase AFOP's Series A Participating Preferred Stock, par value $0.001 per share, at a price of $80.00 per one one-thousandth of a share. None of the Offer, the Merger or the Merger Agreement will trigger these purchase rights under the Stockholder Rights Plan because the Offer is a "Permitted Offer" under the Stockholder Rights Plan: that is, a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined to be fair and in the best interests of the Company and its stockholders by at least a majority of the members of the Board of Directors who are not officers of the Company or an Acquiring Person (as defined in the Stockholder Rights Plan).

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

        AFOP is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

        Neither Parent nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of AFOP as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions contemplated thereby, included the Offer and the Merger, as described in "Item 4. The Solicitation or Recommendation" above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the Transactions.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the "fair value" of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A "STOCKHOLDER" OR A "HOLDER OF SHARES" ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

        Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

        FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

        Any AFOP stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a AFOP stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  (i)
  within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to AFOP at Alliance Fiber Optic Products, Inc., 275 Gibraltar Drive, Sunnyvale, California 94089 Attention: Chief Executive Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform AFOP of the identity of the stockholder and that the stockholder is demanding appraisal;

  (ii)
  not tender their Shares in the Offer;

  (iii)
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  (iv)
  comply with the procedures of Section 262 of the DGCL summarized below for perfecting appraisal rights thereafter.

Appraisal Procedures

        The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to AFOP as described herein.

        As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder's appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder's name as it appears on the share certificate or certificates that represent such stockholder's Shares or in the book entry that represents such stockholder's Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform AFOP of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

        Within 120 days after the Effective Time, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. AFOP as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder's appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the surviving corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner's own name, make such a request.

        If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by AFOP. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

        After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the "fair value" of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Merger Consideration or the merger consideration payable in the Merger (which is equivalent to the Merger Consideration). In determining "fair value", the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware

Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        The costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

        From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

        If any stockholder who demands appraisal of such stockholder's Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder's right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price.

        At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

        FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of AFOP, please see AFOP's Annual Report on Form 10-K for the year ended December 31, 2015, which has been filed with the SEC.

Golden Parachute Compensation

        Pursuant to Item 402(t) of Regulation S-K, AFOP is required to provide information about compensation for each of its named executive officers that is based on or otherwise relates to the Transactions. Such compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules.

        The terms and conditions related to all compensation that is based on or otherwise related to the Transactions are described in "Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between AFOP and its Executive Officers, Directors and Affiliates" and is incorporated herein by reference.

        The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by AFOP named executive officers may materially differ from the amounts set forth below. Notably, pursuant to SEC disclosure rules, the table below assumes that the closing of the Offer and the Merger both occur on April 20, 2016, which is the last practicable date prior to the filing of this Solicition/Recommendation Statement. However, the Offer and the Merger could not have occurred on April 20, 2016 and cannot occur prior to May 1, 2016, thus, the values in the table overstate the "golden parachute" compensation because without regard to the Offer and Merger certain of the options are scheduled to vest as of May 1, 2016, as further described in the footnote thereto.

Name	Cash ($)	Equity ($)(1)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
Peter C. Chang	—	$6,660,000	—	—	—	—	$6,660,000
David A. Hubbard	—	—	—	—	—	—	—
Anita K. Ho	—	—	—	—	—	—	—

(1)
Represents the cash amounts (without adjustment for applicable tax withholding) payable under the Merger Agreement for the cancellation of all restricted stock units that not have vested as of April 20, 2016 and for which vesting will fully accelerate in connection with the Transactions. If the Transactions occur on or after May 1, 2016, certain of the above restricted stock units having an aggregate value of $3,330,000 will, based on continued service to AFOP, already be vested in the ordinary course pursuant to their existing terms without regard to the Transactions and, thus, will not be subject to accelerated vesting in connection with the Transactions and not qualify as "golden parachute" compensation.

Forward-Looking Statements

        Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to AFOP's business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements." These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believe," "may," "estimate," "continue," "anticipate," "intend," "could," "will," "should," "plan," "expect," "predict," "potential," or the negative of these terms, or other similar expressions. Such forward-looking statements include the ability of AFOP, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties' ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These risk and uncertainties include, but are not limited to, risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of AFOP's stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on AFOP's business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in delay, significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of AFOP, including those set forth in AFOP's filings with the SEC, including those set forth in "Item 1A. Risk Factors" of AFOP's Annual Report on

Form 10-K for the year ended December 31, 2015 filed with the SEC on March 11, 2016 and in other periodic reports and filings with the SEC from time to time. In addition to other risks listed in the "Risk Factors" section listed in AFOP's filings with the SEC, factors that may cause AFOP's operating results to fluctuate include, but are not limited to:

  •
  the development of the metropolitan, last mile access, data center and enterprise networks;

  •
  customer acceptance of the Company's products;

  •
  the Company's ability to retain and obtain customers;

  •
  industry-wide overcapacity and shifts in supply and demand for optical components and modules;

  •
  the Company's ability to meet customer demand and manage inventory;

  •
  fluctuations in demand for the Company's products;

  •
  declines in average selling prices;

  •
  pricing pressure from customers or potential customers;

  •
  development of new products by the Company and its competitors;

  •
  increased competition;

  •
  inability to obtain sufficient quantities of a raw material component;

  •
  loss of a key supplier;

  •
  integration of acquired businesses or technologies;

  •
  financial stability in foreign markets, foreign currency exchange rates, interest rates, taxation levels;

  •
  costs associated with being a public company and compliance with laws and regulations applicable to the Company;

  •
  failure to meet customer requirements;

  •
  the Company's ability to license intellectual property on commercially reasonable terms; and

  •
  the impact of the economic environment.

        You are cautioned not to unduly rely on these forward-looking statements. AFOP expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 21, 2016 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the SEC by Apricot Merger Company and Corning Incorporated on April 21, 2016).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC by Apricot Merger Company and Corning Incorporated on April 21, 2016).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC by Apricot Merger Company and Corning Incorporated on April 21, 2016).

Exhibit No.	Description
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC by Apricot Merger Company and Corning Incorporated on April 21, 2016).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC by Apricot Merger Company and Corning Incorporated on April 21, 2016).

(a)(1)(F)	Summary Advertisement, as published in The New York Times on April 21, 2016 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC by Apricot Merger Company and Corning Incorporated on April 21, 2016).

(a)(5)(A)	Joint Press Release issued by Corning Incorporated and Alliance Fiber Optic Products, Inc., dated April 7, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Alliance Fiber Optic Products, Inc. on April 8, 2016).

(a)(5)(B)	Email to Employees from the Chief Executive Officer of Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Alliance Fiber Optic Products, Inc. on April 8, 2016).

(a)(5)(C)	Form of Email to Customers of Alliance Fiber Optic Products, Inc. from the Chief Executive Officer (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Alliance Fiber Optic Products, Inc. on April 11, 2016).

(a)(5)(D)	Form of Email to Suppliers of Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Alliance Fiber Optic Products, Inc. on April 11, 2016).

(a)(5)(E)	Opinion of Cowen and Company, LLC, dated April 7, 2016 (incorporated by reference to Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger by and among Corning Incorporated, a New York corporation ("Parent"), Apricot Merger Company, a Delaware corporation and a wholly-owned subsidiary of Parent, and Alliance Fiber Optic Products, Inc., dated as of April 7, 2016 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Alliance Fiber Optic Products, Inc. on April 8, 2016).

(e)(2)	Confidentiality Agreement, dated February 17, 2015, by and between Corning Incorporated and Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Purchaser and Parent on April 21, 2016).

(e)(3)	Exclusivity Agreement, dated as of January 13, 2016, by and between Corning Incorporated and Alliance Fiber Optic Products, Inc. dated January 13, 2016 (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Purchaser and Parent on April 21, 2016).

(e)(4)	Integrated Copy of Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).1 to Alliance Fiber Optic Products, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2014).

(e)(5)	Certificate of Designation of Series A Participating Preferred Stock of Alliance Fiber Optics Products, Inc. (incorporated by reference to Exhibit 3(i).2 to Alliance Fiber Optic Products, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2002).

(e)(6)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3(ii).3 to Alliance Fiber Optic Products, Inc.'s Registration Statement on Form S-1 (File No. 333-45482)).

Exhibit No.		Description
(e)(7)		Amended and Restated Rights Agreement dated as of March 10, 2011 between Alliance Fiber Optic Products, Inc. and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Alliance Fiber Optic Products, Inc.'s Form 8-A/A (File No. 000-31857)).

(e)(8)	*	Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, as amended and restated on August 23, 2013.

(e)(9)		Alliance Fiber Optic Products, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective November 1, 2010) (incorporated by reference to Exhibit 10.1 to Alliance Fiber Optic Products, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010).

(e)(10)		Form of Stock Option Agreement under the Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to Alliance Fiber Optic Products, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).

(e)(11)		Form of Restricted Stock Unit Agreement under the 2000 Stock Incentive Plan, as amended and restated, (incorporated by reference to Exhibit 10.5.2 to Alliance Fiber Optic Products, Inc.'s Annual Report on Form 10-K for the year end December 31, 2011).

(e)(12)	*	Restricted Stock Unit Agreement with Peter C. Chang under the Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, dated May 6, 2011

(e)(13)	*	Restricted Stock Unit Agreement with Peter C. Chang under the Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, dated April 19, 2013

(e)(14)	*	Restricted Stock Unit Agreement with Peter C. Chang under the Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, dated April 2, 2015

(e)(15)		Form of Indemnification Agreement with directors and executive officers (incorporated by reference to Exhibit 10.2 to Alliance Fiber Optic Products, Inc.'s Registration Statement on Form S-1 (Registration No. 333-45482)).

(e)(16)	*	Form of Modification and Waiver of Indemnification Agreement with directors and executive officers of Alliance Fiber Optic Products, Inc.

Annex I	*	Opinion of Cowen and Company, LLC, dated April 7, 2016.

Annex II	*	Section 262 of the General Corporation Law of the State of Delaware.

*
Filed herewith.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2016	Alliance Fiber Optic Products, Inc.
	By:	/s/ PETER C. CHANG Peter C. Chang Chief Executive Officer

ANNEX I

Opinion of Cowen and Company, LLC

April 7, 2016
Board of Directors Alliance Fiber Optic Products, Inc. 275 Gibraltar Drive Sunnyvale, CA 94089
Members of the Board:

In your capacity as members of the Board of Directors (the "Board of Directors") of Alliance Fiber Optic Products, Inc. (the "Company"), you have requested our opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.001 per share, of the Company of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger (the "Agreement"), by and among Corning Incorporated ("Acquirer"), Apricot Merger Company ("Merger Sub") and the Company.

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, (i) Merger Sub will commence a tender offer (the "Offer") to purchase any and all of the outstanding shares of common stock of the Company at a price of $18.50 per share in cash (the "Consideration"), and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the "Merger", and together with the Offer, the "Transaction") and each issued and outstanding share of common stock of the Company not tendered in the Offer, other than those shares of common stock of the Company which are not being converted into the right to receive the Consideration under the Agreement, will be converted into the right to receive the Consideration.

Cowen and Company, LLC ("we" or "Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Acquirer and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
Cowen and Company, LLC One Maritime Plaza, 9th Floor San Francisco, CA 94111

We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for providing this Opinion. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. In the two years preceding the date of this Opinion, Cowen has not had a material relationship with the Company or any other party to the Transaction. Cowen and its affiliates may in the future provide commercial and investment banking services to the Company and Acquirer and may receive fees for the rendering of such services.
In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
• a draft of the Agreement dated April 6, 2016;
• certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the management of the Company;
• certain internal financial analyses, financial forecasts, reports and other information concerning the Company, prepared by the management of the Company (the "Company Forecasts");

•

discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

• certain operating results of the Company as compared to the operating results of certain publicly traded companies we deemed relevant;
• the reported price and trading histories of the shares of common stock of the Company as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;
• certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and
• such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the Company's representation that all information provided to us by the Company is accurate and complete in all material respects. We have, with your consent, assumed that the Company Forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts provide a reasonable basis for our Opinion. We express no opinion as to the Company Forecasts or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company, Acquirer or Merger Sub under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Transaction, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Consideration, from a financial point of view, to the stockholders of the Company. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state or federal statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Transaction. Our Opinion should not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether such stockholder or such person should tender shares of common stock of the Company in the Offer or take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company's underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company or (ii) whether the Acquirer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration.

This Opinion was reviewed and approved by Cowen's Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of the Company.
Very truly yours,

/s/ Cowen and Company, LLC Cowen and Company, LLC

 ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the Parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  Item 9. Exhibits
  ANNEX I
Opinion of Cowen and Company, LLC
  ANNEX II
Section 262 of the General Corporation Law of the State of Delaware.